FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

Enterra Energy Trust ("Enterra")

Suite 2600, 500 - 4th Avenue S.W.

Calgary, Alberta  T2P 2V6

ITEM 2   Date of Material Change:

August 17, 2005

ITEM 3   News Release:

A press release was issued on August 19, 2005 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

The previously announced plan of arrangement (the “Arrangement”) involving Enterra’s subsidiaries, Enterra Energy Commercial Trust (“EECT”) and Rocky Mountain Acquisition Corp. (“RMAC”), and High Point Resources Inc. (“High Point”) was completed effective August 17, 2005.

ITEM 5   Full Description of Material Change:

The Arrangement involving EETC, RMAC and High Point was completed effective August 17, 2005 with the filing of Article of Amendment pursuant to the provisions of the Business Corporations Act (Alberta), and all of the issued and outstanding shares of High Point were acquired by RMAC, making High Point a wholly-owned subsidiary of RMAC and an indirect subsidiary of Enterra.

A report of reserves data and other oil and gas information as required under item 1 of section 2.1 of the Canadian Securities Administrators’ National Instrument 51-101 – Standards of Disclosure of Oil and Gas Activities (“NI 51-101”) for Enterra (the “Enterra 51-101 Report”) was filed on SEDAR on May 30, 2005.  The Enterra 51-101 Report includes information from the evaluations prepared by McDaniel & Associates Consultants Ltd. in accordance with NI 51-101 and the standards contained the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”), which evaluates the crude oil, natural gas and natural gas liquids reserves attributable to the properties of Enterra as of December 31, 2004.  The Enterra 51-101 Report was included in Enterra’s Amended Renewal Annual Information Form dated May 30, 2005 (the “Enterra AIF”) at pages 12 to 29 under the heading “Statement of Reserves Data and Other Oil and Gas Information”.  The Enterra AIF is available on SEDAR at www.sedar.com.

Pursuant to the Arrangement Enterra acquired, through acquiring High Point, the crude oil, natural gas liquids and natural gas reserves of High Point. A report of reserves data and other oil and gas information as required under item 1 of section 2.1 of NI 51-101 for High Point (the “High Point 51-101 Report”) was filed on SEDAR on March 24, 2005.  The High Point 51-101 Report includes information from the evaluations prepared by Gilbert Laustsen Jung Associates Ltd. in accordance with NI 51-101 and the standards contained the COGE Handbook, which evaluates the crude oil, natural gas and natural gas liquids reserves attributable to the properties of High Point as of December 31, 2004.  The High Point 51-101 Report was included in High Point’s Renewal Annual Information Form dated March 21, 2005 (the “High Point AIF”) at pages 11 to 28 under the heading “Statement of Reserves Data and Other Oil and Gas Information”.  The High Point AIF is available on SEDAR at www.sedar.com.

Enterra’s reasonable expectation of how the Arrangement, had it occurred immediately prior to December 31, 2004 (the effective date of the Enterra NI 51-101 Report), would have affected the reserves data or other information contained in the Enterra 51-101 Report is that: (a) the rese4rves and net present values thereof, the future development costs, the property descriptions, the producing and non-producing wells, the non-reserve land holdings and the abandonment and reclamation costs, would all be increased by the amount of such items in the High point 51-101 Report; (b) the constant product prices would become the weighed average product prices from the Enterra 51-101 Report and the High Point NI 51-101 Report; and (c) the reserves and net present values thereof from the High Point NI 51-101 Report would be added to the reconciliation of reserves and net present values thereof in the Enterra 51-101 Report under the acquisition category.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

John Kalman, Chief Financial Officer of Enterra, is knowledgeable about the material changes set forth herein and can be reached at (403) 444-4423.

ITEM 9   Date of Report:

Dated at Calgary, Alberta on August 24, 2005.

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